SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: October 2, 2003

                             Koninklijke Ahold N.V.
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               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
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                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                        ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On October 2, 2003, Koninklijke Ahold N.V. (the "Company") issued a press release announcing the publication of its audited consolidated 2002 financial statements and restated financial statements for fiscal years 2001 and 2000. On the same date, the Company's CEO, Anders Moberg, made a statement regarding the delivery by the Company of the audited consolidated 2002 financial statements and restated financial statements for fiscal years 2001 and 2000. A copy of the press release and the text of the statement are attached hereto as Exhibit 1 and
Exhibit 2.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       KONINKLIJKE AHOLD N.V.


Date:    October 2, 2003               By:   /s/ H.R. Ryopponen
                                           -------------------------------------
                                       Name:   H.R. Ryopponen
                                       Title:  Executive Vice President and CFO

                                LIST OF EXHIBITS



The following exhibits have been filed as part of this Form 6-K:


Exhibit        Description
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1. Ahold press release, dated October 2, 2003, announcing the publication of the Company's audited consolidated 2002 financial statements and restated financial statements for fiscal years 2001 and 2000.

2. Text of a statement of the CEO, Anders Moberg, made at a press conference held by the Company on October 2, 2003 regarding the delivery by the Company of the audited consolidated 2002 financial statements and restated financial statements for fiscal years 2001 and 2000.